EXHIBIT 99.3

The information contained in this report constitutes a translation of the report published by the Company.  The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect.  This translation was prepared for convenience purposes only.

Update of chapter A (Description of Company Operations)1
of the periodic report for 2010 (the “periodic report”) of
Bezeq – the Israel Telecommunications Corporation Limited
(“the Company”)

1.	Description of general development of the Bezeq Group's business

Section 1.1 – Bezeq Group activities and business development

Section  1.1.1 – General

Following are details of the current holdings in the Company including the fully diluted holdings, assuming exercise of all the options allotted to the Group’s employees and managers at September 30, 2011 and November 8, 2011 (the calculation is, inter alia, subsequent to the acquisition of Company shares by B Communications as described in the update to Section 1.3.1):

	Percentage of holdings
Shareholders	At September 30, 2011	At November 8, 2011	Fully diluted at November 8, 20112
B Communications (through B Tikshoret)	31.15%	31.15%	30.18%
The public	68.85%	68.85%	69.82%

Section 1.3 – Investments in equity and share transactions

On June 1, 2011 the Company published a shelf prospectus for the issuance of shares, debentures, convertible debentures, stock options, debenture options and marketable securities, in the scope and according to the terms set out in the shelf offering memorandums, insofar as these will be issued by the Company in the future ("the Shelf Prospectus").  Subsequently, on June 22, 2011, the Company published an amendment to the shelf prospectus in which various changes were made to the conditions of the debentures and the deed of trust.  On this subject, see also the Company's reports from June 1, 2011 and June 22, 2011 that include (respectively) the shelf prospectus and the amendment to the shelf prospectus.

On June 29, 2011, the Company published a shelf offering memorandum in which context debentures (Series 6-8) were offered to the public.  Concerning this memorandum and the issue of the said debentures, see the update to Section 2.13.

Section 1.3.1 – Transactions in Bezeq shares

On March 10, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 15,072,168 of Bezeq's shares at a transaction rate of NIS 10.055 per share so that immediately after this acquisition, the balance of its holdings rose to 829,283,713 Company shares and its holdings in the Company rose to 30.84% (29.62% in full dilution).

On March 14, 2011 the Company's controlling shareholder, B Communications, acquired (through B Tikshoret) 14,590,000 of Bezeq's outstanding shares at a transaction rate of NIS 10.1716 per share so that immediately after this acquisition, the balance of its holdings increased to 843,873,713 Company shares and its holdings in the Company rose to 31.37% (30.14% in full dilution).

1
The update is pursuant to Article 39A of the Securities Regulations (Periodic and Immediate Reports, 5730-1970), and includes material changes or innovations that have occurred in the corporation in any matter which must be described in the periodic report. The update relates to the Company's periodic report for the year 2010 and relates to the section numbers in Chapter A (Description of Company Operations) in the said periodic report.

2
The calculation of full dilution assumes that all the allotted options will be exercised into shares. In view of the mechanism of net exercise of stock appreciation rights in the plan for managers and senior employees of the Group from November 2007 and the employee stock option plan (2010), this assumption is theoretical only, since in practice, under the terms of the plan and according to the outlines, offerees who exercise the options will not be allocated the full number of shares underlying them, but only the number of shares that reflects the amount of the financial benefit embodied in the options.

Section 1.4 - Distribution of dividends

Section 1.4.2 – Distribution of dividends

On April 13, 2011, the general meeting of the Company's shareholders (further to a recommendation of the board of directors from March 7, 2011) approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 1,163 million, which on the determining date for the distribution (May 4, 2011) represented NIS 0.4305716 per share and 43.05716% of the Company's issued and paid-up capital. The dividend was paid on May 19, 2011 (together with the first portion of the special dividend, as described in the update to section 1.4.3).

On September 7, 2011, the General Meeting of the Company's shareholders (further to a recommendation of the board of directors from August 1, 2011), approved the distribution of a cash dividend to the Company's shareholders in the total sum of NIS 992 million, which on the determining date for the distribution (September 18, 2011) is NIS 0.3662451 per share and 36.62451% of the Company's issued and paid-up share capital.  The dividend was paid on October 5, 2011 (together with the second portion of the special distribution, as specified in the update to Section 1.4.3).

The outstanding, distributable profits at the reporting date are NIS 550 million.3

Section 1.4.3 – Distribution that does not pass the profit test

On March 31, 2011 the Tel Aviv District Court (Economic Department) approved a distribution which does not pass the profit test, in a total amount of NIS 3 billion which will be distributed to the Company's shareholders in six equal semi-annual payments from 2011 until 2013 (the "Special Distribution"). Pursuant thereto, on May 19, 2011 the first portion of this distribution was distributed in a total amount of NIS 500 million (which on the record date for the distribution (May 4, 2011) represented NIS 0.1851125 per share and 18.51125% of its issued and paid-up capital), together with the distribution of the regular dividend as described in the update to section 1.4.2, and on October 5, 2010 the second portion of this special distribution was distributed in the amount of NIS 500 million, which at the determining date for the distribution (September 18, 2011) was NIS 0.1845993 per share and 18.45993% of the Company's issued and paid-up capital), together with the current dividend, as specified in the update to Section 1.4.2.

The Company recorded a liability in its financial statements at March 31, 2011 for the whole sum of the special distribution. In this instance, see also Note 6.5 to the Company's Consolidated Financial Statements for the period ended September 30, 2011.

On July 3, 2011, the bearer of a Company debenture (Series 5) applied to the Tel Aviv District Court (Economic Department) to instruct the Company to submit an up-to-date opinion and to allow responses to be submitted in view of the revised opinion, including the filing of objections, and this given that in the applicant's opinion circumstances have changed that justify a re-examination of the Company's solvency: an immediate raising of debt by the Company in the amount of NIS 3 billion (instead of from 2011-2013, pursuant to the assumption in the economic opinion that was attached to the Company's request), and a change in Midroog's rating outlook for the Company to negative.  On July 10, 2011, the Company filed its response to the application stating that the application should be rejected as circumstances have not changed as alleged by the applicant and/or that justify a re-examination of the resolution pertaining to the special distribution and due to the fact that this resolution is final and absolute. On July 25, 2011, pursuant to the court's ruling, the Company received a response to the application and the Company's response from the ISA, in which context the ISA did not discuss the subject of the application – whether or not circumstances had changed since the date of the court ruling.  Nevertheless, the ISA is of the opinion that should there be a significant deterioration of the Company's financial position between the date of giving the obligation and receiving approval for the distribution, and the payment date of the dividend, the Company's board of directors would be well advised to reassess the Company's compliance with the distribution tests, and if there are insufficient distributable profits, it should re-apply for the court's approval, unless the court ruling prescribes instructions that also take into account future changes in the Company's circumstances.  On August 18, 2011, an application was submitted to the same court by another bearer of Company debentures (Series 5) for inclusion in the above-mentioned proceeding, given that in his view the Company should not be allowed to continue with the special distribution.  During a hearing of these applications held on September 19, 2011, the parties agreed to accept the Court's position whereby the Court's approval of the distribution under Section 303 of the Companies Law will not derogate in any way from the obligations of the Company's directors and officers under any law.  The Court validated this agreement and ruled that in view of this agreement, a discussion of the other issues raised in the applications filed with the Court is rendered superfluous. The Court stipulated that the foregoing is not intended to prevent a creditor from applying to the court if s/he is able to demonstrate that the Company's solvency has significantly deteriorated.  Pursuant to this decision, the Company stipulated that the ruling does not change continuation of payments of the special distribution and the Company's on-going dividend policy, and that no further application to the Court is necessary before each payment is made.

3	Subject to meeting the distribution tests.

In September 2011, two shareholders of the Company wrote to the board of directors alleging that the Company must take legal action against its senior officers in connection with loans taken by the Company that were (allegedly) used for distributing dividends to the shareholders and caused the Company losses and costs.  According to these shareholders, the Company's senior officers violated their duty of care and trust towards the Company in this context. On October 11, 2011, the board of directors discussed these applications and resolved to reject them after concluding that there are no grounds for taking legal action as requested.

Section 1.5 – Financial information regarding the Group's areas of operation

Section 1.5.4 – Principal results and operational data

A.	Bezeq Fixed-Line (the Company’s activity as domestic operator)

(NIS millions unless stated otherwise)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenues	1,186	1,170	1,178	1,329	1,323	1,307	1,304
Operating profit	546	517	211	494	556	503	490
Depreciation and amortization	180	171	162	178	171	171	170
EBITDA	726	688	373	672	727	674	660
Net profit	311	330	123	340	377	349	360
Cash flow from operating activities	641	496	419	540	684	523	393
Payments for investment in property, plant & equipment and intangible assets	268	319	319	302	245	247	238
Proceeds from sale of property, plant & equipment	68	48	187	43	48	26	15
Free cash flow (1)	441	225	287	281	487	302	170
Number of active subscriber lines at end of period (in thousands) (2)	2,341	2,336	2,342	2,352	2,382	2,412	2,445
Average monthly revenue per line (NIS) (ARPL) (3)	78	78	80	83	83	81	80
No. of outgoing minutes (in millions)	2,481	2,415	2,521	2,621	2,629	2,717	2,732
No. of incoming minutes (in millions)	1,607	1,535	1,577	1,644	1,665	1,634	1,623
Number of internet subscribers at the end of the period (in thousands) (2)	1,100	1,088	1,079	1,066	1,056	1,051	1,045
% of subscribers using NGN services out of total Internet subscribers connected to the NGN network	44%	40%	37%	34%	27%	23%	17%
Average monthly revenue per Internet subscriber (NIS)	81	80	79	78	76	72	73
Average broadband speed per Internet subscriber (Mbps)	6.0	5.3	4.8	4.3	3.8	3.4	3.0
Churn rate (4)	2.6%	2.6%	3.1%	3.4%	3.1%	3.1%	3.0%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)	Inactive subscribers are subscribers whose Bezeq lines have been physically disconnected (except for a subscriber during (approximately) the first three months of the collection process)

(3)	Excluding revenues from transmission and data communication, Internet services, services to communications operators and contractor and other works. Calculated based on average lines for the period.

(4)	The number of telephony subscribers who left Bezeq Fixed-line during the period divided by the average number of registered telephony subscribers in the period.

The number of active subscriber lines, average monthly revenue per line and number of outgoing minutes were retroactively amended and were presented after elimination of the effect of card-operated public telephones.

B.	Pelephone

(NIS millions unless stated otherwise)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue from services	914	925	949	1,145	1,159	1,140	1,106
Revenues from sale of terminal equipment	507	513	501	323	283	289	287
Total revenue	1,421	1,438	1,450	1,468	1,442	1,429	1,393
Operating profit	342	357	399	343	356	362	322
Depreciation and amortization	139	143	139	154	149	149	149
EBITDA	481	500	539	497	505	511	471
Net profit	263	279	310	268	239	267	259
Cash flow from operating activities	168	101	308	91	400	378	350
Payments for investments in property, plant and equipment and intangible assets	71	86	133	92	99	114	92
Free cash flow (1)	97	15	175	(1)	301	264	258
Number of subscribers at the end of the period (thousands) (2)	2,933	2,890	2,880	2,857	2,825	2,807	2,789
Average number of minutes per subscriber per month (MOU) (3)	375	365	359	364	347	348	336
Average monthly revenue per subscriber (NIS) (ARPU) (4)	105	107	110	134	137	136	133
Average monthly revenue per subscriber (NIS) (ARPU) (based on reduced interconnect tariffs) (5)	105	107	110	109	113	111	110
Number of HSPA subscribers at the end of the period (thousands) (2)	1,757	1,610	1,471	1,325	1,160	1,005	845
Revenues from value added services (included in revenues from services)	310	297	283	269	266	246	233
% revenues from value added services / revenues from cellular services(6)	36.3%	34.5%	32.1%	25.0%	24.5%	23.0%	22.6%
Churn rate (7)	5.0%	4.9%	4.3%	3.9%	3.5%	3.9%	3.9%

(1)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(2)
Subscriber data does not include subscribers connected to Pelephone services for six months or more but who are inactive. An inactive subscriber is one who in the past six months has not received or made at least one call or who has not paid for Pelephone services.

(3)
Average monthly use per subscriber (in minutes) is calculated by the average monthly total outgoing minutes and incoming minutes in the period, divided by the average number of subscribers in the same period.

(4)
Average monthly revenue per subscriber is calculated by dividing the average monthly revenues from cellular services (airtime, usage fees, call completion fees, roaming fees, value added services, and other), and repair and other services in the period, by the average number of active subscribers in the same period.

(5)
After interconnect tariffs were lowered on January 1, 2011 (see section 1.7.3C in Description of the Company's Operations in the periodic report for 2010), average monthly revenues per subscriber in Q1 – Q4 of 2010 were presented on the basis of the reduced interconnect charges (in addition to the regular presentation) for the sake of comparison with the data for the first, second and third quarters of 2011.

(6)	The data has been calculated on the basis of the interconnect tariffs in effect at each period.

(7)
The churn rate of subscribers is based on the ratio between subscribers who disconnected from the company's services and subscribers who became inactive during the period, to the average number of active subscribers during the period.

C.	Bezeq International

(NIS millions unless stated otherwise)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue	351	332	329	350	347	340	343
Operating profit	61	60	61	65	70	124	62
Depreciation and amortization	28	26	24	25	23	23	23
EBITDA	89	87	85	90	93	147	84
Net profit	46	46	46	46	53	108	46
Cash flow from operating activities	57	68	42	92	75	66	59
Payments for investments in property, plant and equipment and intangible assets (1)	92	47	46	80	30	33	37
Free cash flow (2)	(34)	21	(4)	12	45	33	23
Churn rate (3)	3.2%	2.8%	2.9%	3.5%	3.2%	2.9%	3.2%

(1)	The item also includes long-term investments in assets

(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(3)	The number of Internet subscribers who left Bezeq International during the period, divided by the average number of registered Internet subscribers in the period.

D.	DBS

(NIS millions unless stated otherwise)

	Q3 2011	Q2 2011	Q1 2011	Q4 2010	Q3 2010	Q2 2010	Q1 2010
Revenue	405	404	406	400	396	396	391
Operating profit	63	65	61	41	72	7	59
Depreciation and amortization	74	71	69	85	68	68	64
EBITDA	137	136	130	126	140	75	122
Net profit (loss)	(76)	(88)	(73)	(84)	(78)	(143)	(8)
Cash flow from operating activities	134	119	141	132	126	110	124
Payments for investments in property, plant & equipment & intangible assets, net (1)	67	64	71	90	65	63	61
Free cash flow (2)	67	54	70	42	62	47	63
Number of subscribers at the end of the period (thousands) (3)	585	581	580	578	575	573	571
Average monthly revenue per subscriber (NIS) (ARPU) (4)	232	232	234	231	229	231	229
Churn rate (5)	2.8%	2.9%	3.3%	3.1%	3.3%	3.1%	3.5%

(1)	This item also includes investments in the cost of acquiring subscribers

(2)	Cash from operating activities less purchase of property, plant and equipment and intangible assets, net.

(3)
Subscriber – one household or one small business customer. In the event of a business customer with multiple reception points or a large number of decoders (such as a hotel, kibbutz or gym), the number of subscribers is calculated by dividing the total payment received from the business customer by the average revenue from a small business customer.

(4)
Average monthly revenue per subscriber is calculated by dividing DBS’s total revenues (revenues from content and equipment, premium channels, technical service, advanced products, one-time sale of content, revenues from channels, internet and other) by the average number of customers.

(5)	The number of Internet subscribers who left DBS during the period divided by the average number of registered DBS subscribers in the period.

Section 1.6 – Forecast for the Group

Gross capital expenditures in 2011 are projected to be 15% higher than in 2010, primarily due to an increase in investments in infrastructure by the Bezeq Group companies. Insofar as the Bezeq Group decides, in 2011, to exercise the possibility of purchasing real estate that will serve as the Group's headquarters, replacing leased properties, its gross capital expenditures will increase by an additional 5% to 10% in 2011.

The Company's forecasts specified in this section are forward-looking information.  In this instance, see Section 1.6 (last paragraph) of the Periodic Report for 2010.

Section 1.7 - General environment and influence of external factors on the Group's activities

Section 1.7.1 – Formation of groups in the Israeli communications market and transition to inter-group competition

HOT-Mirs Group – in accordance with Hot's report, on September 20, 2011 the General Meeting of Hot approved an agreement with a company controlled by Altice VII S.A.r.l, which is the sole shareholder of HOT's controlling shareholder, and with Migad Communications (Limited Partnership), to acquire all their rights in Mirs such that upon completion of the transaction, Mirs will become wholly owned and controlled by Hot.

IDB Group – in accordance with reports by Cellcom Israel Ltd. ("Cellcom") and Netvision Ltd. (“Netvision”), on August 31, 2011 a merger was completed between Netvision and a wholly owned subsidiary of Cellcom in which all Netvision's shares were acquired.

Section 1.7.3 - Regulatory oversight and changes in the regulatory environment

Sub-section A - Policy for regulating competition – Hayek Committee

On October 4, 2010, the Hayek Committee Report was published, including its final recommendations. The full report is attached to the Company's Immediate Report from October 5, 2010, presented by way of reference. Following are the key recommendations included in the Report:

1.	Development of a wholesale market – holders of a general domestic carrier license:4

-	Will serve and enable use of all the relevant infrastructures so as to allow other telecommunications license holders to operate and render services to end customers.

-	Broadband access services will be given immediately so as to enable operation and control by service providers who do not have infrastructures to manage the service;

-
Shall reach agreements with other license holders regarding the aforementioned services and uses, including the service specification, method of ordering them, prices, and arrangements for service level agreements (SLA). The regulating body shall be authorized to force changes in these agreements if they do not comply with the rules mentioned in the recommendations;

2.	Setting prices:

Until prices are set by the regulating body, each wholesale service will have a standard price, independent of the consumer's characteristics; retail services sold by holders of a general domestic carrier license, including internet infrastructure on all bandwidths and the sale of call minutes, will be sold to other license holders at a price of no more than 75% of the average retail price that the Company offered private customers during the period July-September 2011. This arrangement will apply for six months from the time that the Minister of Communications approves the recommendations. The Minister of Communications may extend this period by six months only. The regulating body may determine that the prices of these services will not be set in accordance with the principle of cost, if he is of the opinion that this will not affect competition in this sector.

A maximum price will be determined for these services, and they will be costed by the regulating body based on the principle of cost, addressing incentives for making investments.  The rate of return on the capital will be dynamic, based on the companies' risk levels in any given year.  Prices will be reviewed once in 3 years.

4	Currently applies to the Company and HOT.

The regulating body's involvement may be eliminated in due course if it is convinced that a wholesale market has developed and that competition in the sector has significantly improved.

3.	Structural separation:

The current obligation for structural separation with respect to fixed line and other telecommunications services will be abolished (and will be replaced by separate accounting) after six months have elapsed from the date on which these agreements are signed or from the date on which general domestic carrier license holders begin to supply the wholesale services as determined in the said agreements, the earlier of the two (except for structural separation in multi-channel TV which will be abolished after the broadcasting of internet TV is permitted. If no such agreement is achieved, the structural separation will be abolished when the tariffs are set.

To allow all companies and communications groups to offer all telecommunication services (that they do not provide today) without any structural separation restrictions. All companies will be prohibited from transferring information between the wholesale and retail sector.

If no such wholesale market becomes operational within 24 months of the publication of the committee's recommendations, the regulating body will take action to implement structural separation between the infrastructure of the general domestic carrier license holders and the services rendered to end customers.

4.	Retail price control:

An immediate move (independent of any other subject in the committee's recommendations) to take control of the Company's retail prices by setting a maximum tariff. The regulating body will revise the maximum price from time to time and it will be calculated based on the cost principle; the maximum price will be deregulated by setting tariffs in the regulations, and moving over to price control under Section 17 of the Communications Law after the regulating body is persuaded that the level of competition in this branch makes this possible.  After the deregulation of prices and the removal of structural separation, the regulating body will consider canceling the fixed usage fees collected by the Company.

5.	Telecommunications venture over IEC infrastructures

The committee attributes considerable importance to advancing activity by a telecommunications company which is expected to operate on the infrastructure of the Israel Electric Corporation (IEC) and believes that, with respect to the supply of wholesale services, the regulations to be applied to the entity that emerges from this initiative should be similar to those applicable to the other general domestic carrier license holders.

6.	Consumer perspectives

The telecommunications companies shall allow all consumers to benefit from all the price packages that they offer; obligations will apply and action shall be taken to inform customers and advertise prices, and the information must be accessible to consumers.

The Committee also recommended that general domestic carrier license holders shall regularly publish details of the layout of the existing infrastructures for other license holders, in accordance with the requirements of the regulating body (with certain exceptions to be defined by the defense establishment), they shall deposit autonomous bank guarantees in the amount of NIS 200 million to guarantee that a wholesale market is maintained (parts and portions of the guarantee may be forfeited as determined by the regulating body), that the company managers will bear personal liability for the cost of the domestic carrier license if they fail to allow competitive use of the infrastructures, and that all the recommendations will be anchored in primary legislation that also prescribes sanctions should the domestic carrier companies fail to comply with the wholesale market regulations.

The Committee's recommendations are subject to the approval of the Ministers of Communications and Finance, and to their actual adoption and implementation.

At this stage, the Company is unable to estimate the repercussions of the report on its business performance, in part due to the dependence on way in which the recommendations are adopted and implemented.

Sub-section B – Increase in the rate of royalties – in addition to the petition filed by the Company in connection with increasing the rate of royalties, additional petitions were filed in the same matter by other communications companies, including Pelephone. All the petitions will be heard as one case.  At a hearing of the petitions held at the High Court of Justice ("HCJ") on June 16, 2011, HCJ's decision was accepted in which by August 1, 2011, the State will announce its position regarding HCJ's proposal for ending impasse raised in the petition by mutual agreement. According to the proposal, the rate of royalties in 2012 will be 1.75% (instead of 2.5% in the regulations), and for subsequent years, HCJ's ruling 10289/05 shall apply, in which context the State announced that it is adopting the outline recommended by the Gronau Committee, whereby the rate of royalties applicable to the petitioner (Barak) will be reduced until they are entirely eliminated in 2012. Likewise, the State's position shall apply as presented in a written announcement given by them to the court in February 2009, whereby adoption of the said outline is subject to no circumstances occurring that have negative repercussions for the economy at the relevant dates. Accordingly, on July 31, 2011, the State announced its consent to HCJ's proposal. On September 20, 2011, the State advised the HCJ that the wording of the amended Satellite Regulations included part of the compromise proposal with respect to 2011 and 2012 only, with the intention of completing the necessary amendment for 2013 at a later stage.  After the Knesset recess, the respondents intend to submit the amendment of the rest of the necessary regulations for the approval of the Knesset so that the rate of royalties for 2012 will be reduced to 1.75%, and from 2013 they will be 0%. HCJ decided that the State must submit a further update notice by November 30, 2011.

Section D – limitation of the exit fee that a license-holder may collect from a subscriber: on August 8, 2011, the amended law took effect with the following key changes:  Its provisions shall apply to a subscriber whose average monthly bills are less than NIS 5,000; an exit fee shall not be collected from a subscriber who entered into an agreement with the service provider after the onset date of the amendment to the law and then cancelled his subscription. From November 8, 2011, the amendment to the law will also apply to subscribers who entered into an agreement before the amended law took effect and cancelled the agreement later on, however payment for canceling the agreement, limited to 8% (of the monthly fees) may be collected from such a subscriber.

The Company, Bezeq International, and DBS are of the opinion that the amendment to the law canceling the exit fee (if it is approved) may have further repercussions on the terms of the agreements with the companies' customers.  This opinion is forward-looking information, as referred to in the Securities Law, that may not materialize or may materialize in a manner materially different from anticipations, in part depending on the conditions to be determined in the amendment to the law (if and insofar as the amendment is passed).

2.	Bezeq: The Israel Telecommunication Corporation Limited (the “Company”) – Domestic Fixed-line Communications

Section 2.2.2 – products and services - telephony

Regarding the operation of a unified telephony center, pursuant to a petition filed with HCJ in July 2011 in an application to issue an order nisi to turn access code 144 into a network access code, the State submitted its position to the effect that the petition should be dismissed due to absence of cause, and that the issues arising from it are under review by the ministry as part of the legislative measures awaiting completion.  The State further announced that as part of the bill, the Ministry of Communications is considering formulating principles, including – prohibiting the supply information services without a Ministry of Communications license, obligating the operators to transfer their databases to such a license holder for reasonable payment, canceling allocation of the number 144 to the Company and allocating a different national access code to each holder of a license for information services.

Section 2.6.1 - Telephony

On September 7, 2011, the Ministry of Communications sent the Company a letter stating that it is of the opinion that retaining the price for the Company's NDSL service (the rate of which was determined by the Ministry of Communications) while the Company offers significant discounts to customers subscribing to its telephony services, reflects unreasonable business conduct by the Company and fails to meet the requirements of Section 17 of the Communications Law.  The ministry therefore expects the Company to reduce the tariff significantly, and should it fail to do so, the ministry will consider taking further action. The Company is reviewing its steps on this matter.  In this instance, see also Section 2.6.6(b)(4) of the Periodic Report for 2010.

Section 2.6.4 (b) – Other potential competing infrastructures

On October 9, 2011, the Ministries of Finance, Communications and National Infrastructures announced that they were initiating a move to choose an investor for a communications venture who will be responsible for the establishment of a third communications infrastructure in Israel, and in which IEC would hold 49% of the share capital.  A selection committee will conduct the public process. Registration to participate in the process will commence on October 10, 2011, and the process is expected to last 6 months.  It is worth noting that on October 25, 2011, an amendment to the Communications (Bezeq and Broadcasts) (Processes and Conditions for Obtaining a General License to Render Domestic Fixed Bezeq Services) Regulations, 5772-2011, was published, stipulating the conditions for granting an infrastructure domestic carrier license.

Section 2.7.2 – Domestic fixed-line communications infrastructure

The Company is preparing for further development of the network and a further increase of bandwidths offered to customers.  To this end, the Company is examining a series of technologies, based both on the existing network and on the deployment of an optical fiber network to the customer's home (FTTH/FTTB).  This review requires the Company to prepare itself and deploy its systems, and the Company has begun working in this direction.

Section 2.7.4 – Land

Sub-section E – review of an investment in land as a substitute for rental – on July 13, 2011, the board of directors gave the Company permission to negotiate with Carasso Real Estate Group for the purchase of a 25-dunam plot of land defined as plot no. T-3 according to Valid Plan PT/1/2004 (block 6365, parcel numbers 106 - 109 and 38, (among others), in Petach Tikvah's Kiryat Aryeh Industrial Zone ("the Plot").  The estimated price of the Plot is NIS 125 million plus VAT.  Completion of the negotiations for the acquisition of the plot is expected to take several months. The Plot is slated for the construction of offices and communications facilities to replace the existing offices that are currently rented.  Completion of the construction and occupancy is scheduled for the end of 2015.  According to the Company's initial estimates, the entire project will cost NIS 700 million (including the price of the Plot as specified above and the relevant levies). This cost will be spread over the period of the project (5 years, as noted above) in line with the pace of progress in the construction work.

The Company's estimates regarding the project and its cost are forward-looking information, as defined in the Securities Law. These estimates are based, in part, on purchase and construction costs, the state of the real-estate market, and the Company's plans at the date of making the decision.  These estimates may not materialize or may materialize in a manner materially different from that anticipated.

Section 2.9.7 - Employee benefit plans

In Section C – employee stock options plan (2010) – on March 16, 2011 the Company published a new outline as part of this plan which is incorporated by reference.

Section 2.9.8 - Officers and senior management in the Company

On March 16, 2011 Ran Guron was appointed as the Company's Deputy CEO (in addition to his position as VP of Marketing in the Company).

Section 2.11 – Working capital

During the third quarter of 2011, the Company shifted to positive working capital (in its solo and consolidated reports), mainly as a result of the raising of loans and the issuance of long-term bonds.

Section 2.14 - Taxation

Concerning the recommendations on amending the tax rates and their possible impact, see Note 12.7 to the Company's Consolidated Financial Statements for the period ended September 30, 2011.

Section 2.13.1 – Average and effective interest rates on loans

In view of the debt raised by the Company, as noted in the update to Section 2.13.3, below are current details about the distribution of long-term loans (including current maturities) and short-term loans, at September 30, 2011:

Loan period	Source of financing	Amount (NIS millions)	Currency or linkage	Type of interest and change mechanism	Average interest rate	Effective interest rate	Interest range in 2011
Long-term loans	banks	2,400	Unlinked NIS	Variable, based on prime rate*	4.45%	4.5%	3.17%-4.95%
	banks	1,800	Unlinked NIS	Fixed	5.76%	5.85%	5%-6.85%
	Non-Bank sources**	425	Unlinked NIS	Variable, based on STGL interest per annum **	4.46%	4.54%	4.46%-4.92%
	Non-Bank sources**	1,729	Unlinked NIS	Fixed	5.92%	6.38%	5.70%-6.65%
	Non-Bank sources***	2,541	CPI-linked NIS	Fixed	4.61%	4.09%	3.70%-5.95%

*	Prime interest rate in October 2011 – 4.50%.

**	The STGL (makam) yield per annum (812) – 3.062% (average for the last five trading days of August 2011) for the next interest period.

***	Not including debentures (Series 5) held by a wholly owned subsidiary.

Company loans in the total amount of NIS 7.3 billion include a cross-default mechanism that under certain conditions allows immediate recall of the debt should a third party demand immediate repayment of Company debts towards it due to a breach of contract.

Section 2.13.3 – Credit received during the Reporting Period

Bank / institutional debt raised in May 2011

Between May 12, 2011 and May 18, 2011, the Company completed the raising of NIS 2 billion of debt by means of loans from Israeli banks and from a financial institution (group).  NIS 1.4 billion of this amount is long-term debt (at an average duration of 6.2 years) and NIS 600 million of this amount is short-term debt for a year.  It should be noted that some of debt was raised as part of the exercising of a letter of undertaking for the extension of long-term credit that the Company received on February 17, 2011 from a bank, as mentioned in Section 2.13.7 in the 2010 Periodic Report, so that the scope of the undertaking according to the letter was reduced after the debt raising from NIS 1.5 billion to NIS 700 million.

In connection with this raising of debt, the Company made the following commitments towards each of the entities that had extended the credit (in this section – "the financing entities"):

1
An undertaking not to create any other liens on its assets (negative lien) under the same conditions as those of the negative lien given in favor of the banks, and subject to exceptions defined therein (see Note 14C(1) to the Financials of 2010).

2.
The financing documents include accepted grounds for recalling the credit, including violations, insolvency, liquidation procedures, receivership or the like, as well as the right to demand immediate repayment if a third-party lender demanded immediate repayment of the Company's debts towards it for an amount that is more than the defined amount.

3
Regarding the long-term credit extended to the Company, the Company undertook that should it make an undertaking towards any lending entity whatsoever ("additional lender") in connection with financial criteria, the financing entities may (under certain conditions) ask the Company to sign an identical undertaking towards them.

Subsequently, on August 2, 2011, the Company took a long-term loan of NIS 600 million (5.3 years duration) to replace the short-term debt in the same amount mentioned above. Upon taking this loan, the letter of undertaking for the aforementioned credit is deleted.

In this instance, see also Note 12.2 to the Company's consolidated financial statements for the period ended September 30, 2011.

Debentures issued to the public in June 2011

On July 3, 2011, the Company issued debentures (Series 6-8) in accordance with a shelf proposal from June 29, 2011, which was published by virtue of the shelf prospectus, as follows:

(a)
NIS 958,088,000 nominal value debentures (Series 6), bearing fixed annual interest of 3.70%, as defined in the issuance offer.The debentures (principal) shall be repaid in 5 equal, annual installments, payable on December 1 every year from 2018 through 2022 (inclusive).The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2022.  The principal of the debentures (Series 6) and their interest shall be linked to the CPI published in June 2011 in respect of May 2011.

(b)
NIS 424,955,000 nominal value debentures (Series 7), bearing variable interest at the short-term government loan ("STGL") yield per annum ("base interest"), plus a margin of 1.40% at the rate determined in the issuance tender.The debentures (principal) shall be repaid in 5 equal, annual installments, payable on December 1 every year from 2018 through 2022 (inclusive).The first interest payment was made on September 1, 2011, and subsequently the interest will be paid four times a year on March 1, June 1, September 1, and December 1 2011 through 2022 (in 2011 – on September 1, and December 1, only). The debentures (Series 7) are not linked to the CPI or to any currency.

(c)
NIS 1,329,363,000 nominal value debentures (Series 8), bearing fixed annual interest of 5.70%, as defined in the issuance tender.The debentures (principal) shall be repaid in 3 equal, annual installments, payable on June 1 every year from 2015 through 2017 (inclusive).The first interest payment will be made on December 1, 2011, and subsequently the interest will be paid twice a year on June 1 and December 1 every year from 2012 through 2016.  The last interest payment will take place on June 1, 2017.  The debentures (Series 8) are not linked to the CPI or to any currency.

In total, the Company received consideration of NIS 2,712,406,000 in respect of the debentures (Series 6-8), allotted according to the shelf proposal.5

For further details on this subject, see the Company's shelf proposal report from June 29, 2011 and an announcement on the results of the issue according to the Company's shelf proposal report from June 30, 2011, which is incorporated by reference.  See also Note 12.4 to the Company's consolidated financial statements for the period ended June 30, 2011.

Section 2.13.6 - Credit rating

On April 3, 2011 the Company was notified by Midroog Ltd. which grades the Company's debentures (Series 4 and 5), that it had been removed from its watch list for the rating of these debentures, while retaining its rating (Aa1) with negative outlook, following the planned reduction of its capital and distribution of a special dividend of NIS 3 billion as decided by the Company and approved by the district court.

On June 29, 2011, Midroog announced a rating of Aa1, negative outlook, for the NIS 3 billion debentures (Series 6-8) to be issued by the Company, and application of the same rating to the Company's debentures in circulation.

On June 29, 2011, S&P Maalot announced that it had set a rating of ilAA+ (ilAA plus)6 for the Company's new debentures (Series 6-8) in the amount of NIS 3 billion.

Section 2.13.7 - Company assessment for raising financing and possible sources in 2011

On this subject, see update to Section 2.13.3.

Section 2.16.2 – the Company's domestic carrier license

Sub-sections (C) & (D) – marketing of joint service bundles and tariffs, on July 3, 2011, the Company received a letter from the Director General of the Ministry of Communications concerning the price of broadband internet access services – prices for subscribers and marketers.  In the letter, the Ministry of Communications asserts that the Company's conduct regarding the prices offered for broadband internet access deviates from the provisions of its general license and applied practice and the Company must correct this deviation from its license.

5
Within the context of the issuance of the aforementioned debentures, Eurocom Capital Underwriting Ltd. (a company controlled indirectly by Eurocom Communications Ltd., the Company's indirect controlling shareholder), acquired 43,938,000 debentures (Series 6), 18,885,000 debentures (Series 7), and 48,849,000 debentures (Series 8). (For details of the remaining holdings at the date of the report, see Note 7.5 to the Company's consolidated financial statements for the period ending September 30, 2011.) Accordingly, as of the date of the acquisition of the said debentures, Eurocom must report as a principal shareholder in the Company by virtue of its holdings.

6	The Company's rating is ilAA+ - negative outlook.

Further to the Ministry of Communications' request, the Company informed the ministry, without admitting to the contents of the letter, that it would revise the price of internet access infrastructure for new subscribers to its joint service bundles (through the Company and through ISPs) as well as for new subscribers who purchase infrastructure services separately.

Sub-section (D) – Tariffs – pursuant to the Communications Announcement (Bezeq and broadcasts) (Calculation and linkage of Bezeq payments), 5771-2011, the Company's tariffs were revised as of June 1, 2011, based on the formula prescribed in the Communications Regulations (Bezeq and Broadcasts) (Calculation and linkage of payments for Bezeq services) (Amendment), 5767-2007, so that the fixed monthly payment for a telephone line and for ISDN-BRA services rose by 2.66%, and the other services provided by the Company that are prescribed in the regulations (including interconnect fees) were reduced by 0.65%.

Section 2.16.8 – Antitrust Laws

On June 30, 2011 the Antitrust Authority asked the Company for information within the context of its investigation of the Company's activity regarding the supply of bundle services (on this subject see also the update to Section 2.16.2).

Regarding sub-section G on the subject of a review by the Antitrust Authority of the Company's conduct with respect to the supply of transmission services by the Company to competing domestic carrier companies, on October 11, 2011, the Antitrust Authority informed the Company that the Commissioner was considering issuing a ruling in accordance with his powers under Section 43(A)(5) of the Antitrust Law, that the Company had abused its position in contravention of the provisions of Section 29A of the Antitrust Law. The notice stated that the Commissioner considers determining that:

A.	The Company refused to supply transmission services that provide telephony and internet services (domestic carrier) to Cellcom Israel Ltd. ("Cellcom") and Partner Communications Ltd. ("Partner");

B.	The Company's refusal is based on its position that it is not obligated and is not interested in supplying these services to its competitors;

C.	The Company sells these transmission services to other customers and also sells transmission services to provide mobile radio telephone (MRT) services to Cellcom and Partner.

The Commissioner's notice further states that before making his decision, the Company is given the opportunity to present its case in writing by November 27, 2011.  Given that the Company believes that it is operating lawfully, it intends to exercise its right to a hearing. It should be noted that as described in Section 2.6.3 of the Periodic Report for 2010, as of October 2010, the Company also supplies infrastructure and transmission services to competing telecommunications operators.

Section 2.16.10 – Consumer legislation

On January 1, 2012 an amendment to the Consumer Protection Law will take effect whereby the Company will not be entitled to collect a commission, as defined in the law, for payment of its bills, and in which customers will be able to pay their bills by standing order at the bank, through their credit card or in cash, as well.  The Minister of Communications may restrict application of the law with respect to certain consumers of the Company.

Section 2.17.1 – Material agreements concerning debentures

Deed of trust for debentures (Series 6) from May 31, 2011 and an amendment to the deed from June 21, 2011

A deed of trust signed with Reznik Paz Nevo Trust Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

Deed of trust for debentures (Series 7) from May 31, 2011 and an amendment to the deed from June 21, 2011

A deed of trust signed with Reznik Paz Nevo Trust Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

Deed of trust for debentures (Series 8) from June 21, 2011

A deed of trust signed with Strauss Lazar Trust Company (1992) Ltd. for a series of up to 3,000,000,000 debentures to be issued according to a shelf prospectus.

For further details concerning the debentures from the aforementioned series, including details about the issue of debentures from these series according to a shelf prospectus from June 29, 2011, see update to Section 2.13.3. Sub-section (b)  – Deed of Trust for debentures (Series 5) from May 24, 2004

On June 16, 2011, the Company received notice from Mizrahi-Tefahot Trust Company Ltd. ("Mizrahi-Tefahot") that its tenure as the trustee for the Company's debentures (Series 5) had expired, consistent with the provisions of Sections 35E(2) and 35N(A)(3) of the Securities Law, 5728-1968, due to a possible conflict of interests, in view of credit given to the Company and/or its controlling shareholder by Mizrahi-Tefahot Bank Ltd, which is the trust company's parent.  Consequently, the Company is taking action to appoint a trustee to replace Mizrahi-Tefahot.  Until another trustee is appointed, MIzrahi-Tefahot will continue to serve as trustee.

Section 2.18 – Legal proceedings

Section 2.18.1 – with respect to claims concerning the recognition of various salary components, in October 2011 a former employee of the Company filed an action against the Company at the Tel Aviv District Labor Court that includes an application for its certification as a class action. The main purpose of the action is a request to refund wage differences stemming, according to the claimant, from a failure to include two wage supplements, on-call duty fees and premium, that he alleges should have been included in the hourly rate when calculating overtime and the redemption of vacation days.  The claimant applied for certification of the action as a class action in the amount of NIS 150 million in the name of some of the Company's employees and pensioners. It should be noted that there are several legal proceedings pending against the Company (including "collective" proceedings) on similar and/or identical matters to this claim, as noted in Section 2.18.1 of the Company's periodic report for 2010.

Section 2.18.6 – regarding an arbitration claim filed by one of the shareholders in DBS against the Company and against another DBS shareholder, on July 5, 2011, the parties signed an agreed announcement concerning a settlement of the case whereby the claim would be rejected and the claimant waives all its claims. The compromise settlement was certified in an arbitration ruling on August 2, 2011.

Section 2.18.8 – In the matter of a claim filed in the Tel Aviv District Court in July 2010 together with a motion for its certification as a class action, alleging that as a result of a fault in the telephone lines, Company subscribers were prevented from communicating with HOT subscribers, on April 13, 2011 the court approved the removal of the claimant from the application.

Section 2.18.11 – with regard to four claims together with applications to certify them as class actions concerning a malfunction of the Company's network on January 25, 2011, the claims that were filed at the Nazareth, Haifa and Central Region District Courts were transferred to the Tel Aviv District Court.

Section 2.18.10 – with respect to a claim including an application for its certification as a class action that was filed against the Company in October 2010 at the Tel Aviv District Court alleging that the Company does not provide a written document that includes the details required under the Consumer Protection Law – on September 20, 2011, the applicant submitted a motion for abandonment (with consent).  The court has not yet issued its ruling on this matter.

Section 2.18.13 – concerning legal proceedings in connection with an application to approve a distribution that does not meet the profit test, that was filed with the Tel Aviv District Court (Economic Department), as well as two applications by shareholders of the Company in which context it is alleged that the Company must take legal measures against its senior officers in connection with loans taken by the Company that were (allegedly) used to distribute dividends to the shareholders – see the update to Section 1.4.3.

In October 2011, a motion was filed at the Tel Aviv District Court, together with an application for its certification as a class action, alleging that the Company unlawfully broadcasts self advertising on the music on hold (MOH) (music played to callers during hold time, when calling a subscriber to the service) about subscribing to the service.  The claimants estimate the total amount of the claim for all members of the group at NIS 199.5 million, and it comprises a request to refund the service fees to subscribers for the service as well as a request for compensation in respect of prohibited advertising (for callers to subscribers to the service), and all from the date on which the Company commenced this service.

3.	Mobile radio-telephone (cellular telephony) - Pelephone Communication Ltd. (“Pelephone”)

Sections 3.1.3 and 3.1.4 – Changes in the volume of operation in the field and in its profitability and Market developments (respectively)

Various regulatory amendments, including a restriction on exit fees, led to the removal of transfer barriers and intensified the competition between the cellular operators and as a result, to an increase in the number of transferring subscribers among the cellular operators. This caused a churn rate of approximately 14.2% for the first nine months of 2011, compared with 15.3% throughout 2010.

In addition, it should be mentioned that in recent months competition between the companies has intensified. The increased competition has resulted in an erosion of tariffs and the average revenue per subscriber for new customers as well as existing customers, in an effort to retain them.

Pelephone expects these trends to continue in forthcoming quarters as well, and possibly even to intensify with the entry of the new operators.

Pelephone's aforementioned estimates are forward-looking information, as defined in the Securities Law. These estimates may not materialize, may materialize in part or may materialize in a manner that differs significantly from forecasts.

Vigorous subscriber traffic in the cellular market and a rise in demand for handsets and for smartphones in particular, contributed to an increase in revenues from terminal equipment which for the first nine months of 2011 totaled NIS 1,521 million, representing 35.3% of total revenues, compared with revenues of NIS 1,182 million, accounting for 20.6% for the whole of 2010. Most terminal equipment is sold in 36 installments and this increase in sales led to an increase in the number of Pelephone's customers and a worsening of cash flows from on-going operations.

Section 3.7.2 A - Entry of another operator with its own infrastructure

In April 2011 a tender was held to grant frequencies and a license for cellular operators that own infrastructures. Mirs Communication Ltd. (of the HOT-Mirs Group) and another company won the tender.  Due to the fact that the other company and another bidder failed to comply with the conditions of the tender, the ministry of Communications Tendering Committee awarded the right to the cellular license to Golan Telecom Ltd.  Under the terms of the tender, the new operators will be able to launch their operation after deploying a cellular network which initially will cover 10% of the population of Israel. After the deployment, the new operators will be able to use the networks of the existing operators for a period of seven years (with an extension option subject to approval for up to a further three years) based on a national roaming model.

Under the tender, Mirs Communications Ltd. will pay NIS 710 million and Golan Telecom Ltd. will pay NIS 360 million in license fees (the “maximum license fees”) at the end of 5 years.  The maximum license fees will be reduced by one seventh (1/7) (approximately 14.3%) for each percent (1%) of market share they accumulate in the private sector in the five years following the grant of the license, so that a new operator achieving a market share of 7% in the private sector will not pay any license fees.

To guarantee payment of the license fees, the new operators undertook to submit a bank guarantee in favor of the Ministry of Communications in the amount of the maximum license fees.

Following a hearing which took place regarding an engineering and operational national roaming arrangement, in April 2011 a decision regarding an amendment to the above-mentioned license was published.

In July 2011, the Ministry of Communications issued a press release listing the main recommendations of the inter-ministerial committee on "the sharing of infrastructures  in the cellular market".  Following are the key recommendations:

1.	A model for the forced sharing of sites will be defined, giving preference to the possibility of involving the new operators.

2.	Obtaining a permit to set up a site will be conditional on a proposal for cooperation for all operators.

3.	The operators will be obligated to erect sites that facilitate sharing with up to four participants.

4.	All the components and infrastructures used for broadcasting from a given facility will be shared, excluding active designated equipment (radio equipment).

5.
With respect to sharing on a new site, all the costs of the site (one-time and on-going) will be divided equally among all the participants, and regarding an existing site, the on-going costs will be divided equally among the participants, and in addition one-time costs in respect of adjustment only, arising from the new participants' involvement in the site, will be divided among them.

6.	All license holders will be encouraged and obligated to reduce the number of unshared sites each year.

Implementation of the recommendations requires them to be anchored in legislation. Implementation of the recommendations imposes significant restrictions on Pelephone's ability to spread its network.

Pelephone has contacted the Attorney General, submitting its reservations to the aforesaid recommendations.  These reservations focus on the requirement to reduce the number of existing sites that are not shared and the economic model for the sharing of costs, whereby new participants in existing sites will only be required to bear their share of the "adjustment costs" and not the full costs of erecting the site.

Domestic roaming agreements

On November 8, 2011, Pelephone and Mirs Communications Ltd. ("Mirs") signed an agreement in which Mirs will purchase from Pelephone (exclusively) national domestic roaming services for its subscribers, on Pelephone's UMTS/HSPA network and the parties will also collaborate on sites. The agreement is until December 31, 2014 and is subject to the approval of the Antitrust Commissioner (should this be necessary) and the parties competent organs.

In October 2011, Cellcom announced that it had signed a domestic roaming services agreement and sharing of infrastructures with Golan Telecom Ltd.

Pelephone anticipates that the entry of the new operators will intensify competition in the cellular market.

Pelephone's assessments of the effect of the entry of the cellular operators with infrastructures into the cellular markets are forward looking information as defined in the Securities Law. These assessments are based on the competition structure in the market, the effects of past changes in it and the regulation which is expected to apply to the new operators as it is known at present. There is no certainty as to the effect these new operators will have. These assessments might not be realized or might be realized in a manner materially different from anticipations, inter alia, because of changes in the competition structure and regulatory changes applicable to the new cellular operators.

Section 3.12.1 – Suppliers of terminal equipment

In view of the rate of Pelephone's purchases from Apple Sales International ("Apple") during the first nine months of 2011, Apple is likely to be considered a principal supplier of Pelephone in 2011. Accordingly, at the end of 2011, Pelephone will examine its annual purchase rate and insofar as the supplier is considered a principal supplier, the 2011 report will be revised accordingly.

Section 3.15.2 A – Undertaking towards banks

Pursuant to legal position 104-15 of the Israel Securities Authority from October 30, 2011, following are further disclosures concerning the financial covenants for reportable credit:

Financial covenants to which Pelephone is committed	At December 31, 2010	At September 30, 2011	Maximum ratio required
Pelephone's total debts shall not exceed 3 times its equity	0.66	0.51	3.00
Total debts shall not exceed NIS 3.8 billion (linked to the known index for January 2002. at September 30, 2011 = NIS 4.82 billion).	1.96	1.80	4.82
Liability to a particular bank that its debts towards the bank shall not exceed 40% of the cumulative amount of all Pelephone's debts towards financial institutions, including bond holders.	13.4%	14.3%	40%

Section 3.17.1 – Provisions of law pertaining to the environment that apply to Pelephone's operations

As part of the Ministry of Interior's discussion of environmental matters on May 4, 2011, it was decided to ask the Minister for Protection of the Environment to delete from the proposed wording of the regulations, the instruction that makes a distinction between a balcony and a roof terrace regarding the prohibition on erecting and operating a source of radiation.  By virtue of the foregoing, and due to disagreements on this subject, promulgation of the regulations was delayed, and as far as Pelephone is aware, up to the date of the report the regulations have not yet been approved.  On May 31, 2011, the World Health Organization's International Agency for Research on Cancer (IARC) published an announcement to the effect that radiofrequency electromagnetic fields associated with the use of mobile phones may be carcinogenic to humans (Group 2B).

Section 3.18.1 B – Wireless Telegraph Ordinance

In July 2011, the Ministry of Communications refunded Pelephone NIS 41.4 million in frequency fees for which it had been overcharged when exercising the right to use 3-G frequencies.

As part of the exercising of this right, Pelephone must pay the frequencies fee for the period from 2003 until the date on which it exercised its right – i.e. 2008.  The Ministry of Communications based the charge on the maximum frequency tariff prescribed in the regulations, as of 2003.  During the course of the legal action taken by Cellcom and Partner, it was stipulated that the Ministry of Communications must charge the companies a reduced tariff, gradually increasing from year to year, and charge the maximum tariff only from the fifth year (2008). This amount includes interest and linkage differences in the amount of NIS 5.4 million that were credited to the Income Statement as financing income, and the remainder, deducted from the intangible asset.

Concerning Section 3.18.3 – Royalties

Concerning a petition on the subject of the rate of royalties, see the update to Section 1.7.3.

Section 3.18.4 – Site construction licensing

On April 13, 2011, the State submitted another revised statement to HCJ whereby on April 11, 2011, the Tendering Committee announced the two winners of the tender for new cellular operators in Israel.  In view of the above, and of the intention to give the new operators a license in the near future, the statement said that the Attorney General is considering applying to the HCJ to limit the temporary order that was issued regarding the possible erection of wireless access facilities by the two new operators, even without a building permit. On August 30, 2011, the State submitted a further revised notice to HCJ, according to which, inter alia, the Attorney General is of the opinion that a decision should be made that the temporary injunction should be restricted under certain conditions to a pre-defined period, until July 31, 2012, with respect to the new operators only.  In view of the above, on September 6, 2011, HCJ qualified the temporary injunction it had issued consistent with the conditions put forward by the Attorney General in his response from August 30, 2011.  Further to the above, it should be noted that on April 28, 2011, the Forum for Cellular Sanity filed another application for an interim injunction to prohibit progress for the supply of Fourth Generation broadcasts until a public hearing has been held or a ruling has been handed down on the petition.  On July 3, 2011, HCJ rejected the application on the grounds that the requested relief was too general and far reaching.  On June 5, 2011, HCJ issued a decision whereby the Attorney General must submit a further updated statement by July 19, 2011 that also addresses a limitation of the interim injunction.

Section 3.21 – Legal proceedings

A.	Claims added during the period

In August 2011, a motion was filed at the Petach Tikva District Court against Pelephone, Cellcom, and Partner, together with an application for its certification as a class action.  The amount of the action against the respondents is not specified.  The action refers to the charge for calls made overseas when the call duration is rounded up to the nearest whole minute, and this, as alleged by the claimant, contrary to the provisions of the license and in contravention of the law.

B.	Terminated claims

1.
Section 3.21.1 C – concerning a motion from August 2006, and an application for its certification as a class action to refund amounts in respect of the time of disconnecting calls made from a cellular network to the Bezeq or Hot networks, in October 2011 a ruling was handed down dismissing the appeal that the claimants had filed in this action.

2.
Section 3.21.1 F – concerning a motion from August 2009 and an application for its certification as a class action, alleging that Pelephone saves SMS messages sent through the Pelephone network on Pelephone's systems, in September 2011, a ruling was handed down approving the compromise agreement reached by the parties.  The compromise settlement stipulates that Pelephone will supply 4 million SMSs to be used by charitable associations, and in addition, Pelephone paid lawyers fees and insignificant owners' expenses.

3.
Section 3.21.1. G – concerning a motion from August 2009 and an application for its certification as a class action against Pelephone and other respondents in respect of services provided by the respondents and charged for through the cellular phone bill (information sent by SMS), in September 2011, the plaintiff filed an application to withdraw from the action and a ruling was issued approving the application for abandonment.

4.
Section 3.21.1(M) – concerning a claim from October 2010 and an application to certify it as a class action for the restitution of amounts collected for services supplied by the respondents Unicell, Telemesser and Select by cellular telephone, in May 2011 the applicants withdrew their application (and undertook not to file it again) with the court's approval, which was given the validity of a court ruling.

5.
Section 3.21.1(N) – concerning an action from October 2010 and an application for its certification as a class action alleging that Pelephone is acting in contravention of the Consumer Protection Law by failing to provide its customers with a written document containing the details required under the Consumer Protection law, when entering into an agreement for changing or adding to a continuing transaction, in June 2011, the court decided to allow the plaintiff to withdraw his application for certification.

6.
In June 2011, a motion was filed at the Tel Aviv District Court against Pelephone, Cellcom, Partner, and Mirs, together with an application for its certification as a class action. The applicant estimates the amount of the action against Pelephone at NIS 503 million. The motion refers to the sale of accessories for carrying handsets on the body that do not comply with the instructions of the handset manufacturers and the Ministry of Health with respect to non-ionizing radiation. In addition to the financial relief, additional relief in the form of an injunction to prohibit the sale of these items, or alternatively to publish a warning, is requested.   In September 2011, the application against Pelephone was dismissed outright, after the court concluded that there is no firm evidence for the filing of an action against Pelephone.

4.	International communication, internet services and NEP– Bezeq International Ltd. (“Bezeq International”)

Section 4.1.7 – Structure of competition and the applicable changes in the sector

On September 6, 2011, the Minister of Communications announced that it had given the Israel Telecommunications Company Ltd., a general license for providing international Bezeq services.  The license will allow Bezeq to begin supplying international services within six months.

Concerning completion of the Cellcom-Netvision merger, see the update to Section 1.7.1.

Section 4.20 - Legal Proceedings

Section 4.20.2 – concerning a claim together with an application to certify it as a class action on the subject of the raising of tariffs for internet access services following the first year of operation and charging the plaintiff for services that it claims it did not order, on June 5, 2011, a ruling was handed down in which the court rejected the claim and the application for its certification as a class action. Subsequently, on September 4, 2011, an appeal against the ruling was filed with the court.

Sections 4.20.4 and 4.20.5 – The two petitions filed by Partner in the High Court of Justice (in the matter of awarding a license to provide international communications services to Partner and in the matter of determining a uniform interconnect fee for outgoing international telephone calls from a cellular phone which is the same as the interconnect fee for incoming calls) were dismissed upon an application from Partner on March 24, 2011.

5.	Multi-Channel Television – D.B.S. Satellite Services (1998) Ltd. (“DBS”)

Section 5.1.4 - Market developments in the field of operation

Section 5.1.4A - In March 2011 the Ministry of Communications published the Broadcasting via Digital Broadcasting Stations Bill, 2011. The bill is designed to expand the DTT setup within 24 months of the publication date of the law, so that, inter alia, the Knesset channel, Educational TV channel and other designated channels that request to do so will be added (in addition to the designated Russian-language channel, the designated Arabic channel, and the designated channel for Israeli and Mediterranean music), although broadcasting a designated channel over and above five designated channels is subject to available capacity for this purpose. Any of the above channels may be added upon request with payment of a distribution fee. It is also proposed that the Minister of Communications may, in consultation with the Minister of Finance, the Council and the Second Authority, add more channels to the DTT setup by their request upon payment of a distribution fee. Furthermore, under the proposed memorandum of law, beginning January 1, 2014, the DTT setup and its operation would be transferred from the Second Authority to a public body, statutory corporation or government company which are not broadcasters nor supervise TV or radio broadcasts, which shall be appointed by the Minister of Communications and Minister of Finance and approved by the government. Subsequently, in July 2011, the Carriage of the Digital Broadcast Station Transmissions Bill, 5711-2011, passed its first reading with some changes made in the legislative memorandum.  Accordingly, the DTT setup will be expanded within two years of publication of the law or by December 31, 2013, whichever is earlier. As far as DBS is aware, at the date of this report, the bill is being discussed by the Knesset Finance Committee which is also discussing possible changes to the bill.

Section 5.4 – New products

Regarding the regulation of broadcasts on new platforms and using new technologies – in October 2011, the joint Ministry of Communications and Council task force submitted to the Minister of Communications, its recommendations concerning the method and process of regulating virtual-TV broadcasts (audio-visual content) over the internet.  The primary recommendation is to shift from regulation based on transmission and recording methods to regulation based on output, so that internet-TV broadcasts should have the same features as the broadcasts currently offered by the broadcasting entities (the criteria for determining these features were included in the task force recommendations), they shall be subject to regulation by the Council and any other relevant regulating entity.  It was also recommended that a follow-up team be established, involving all the relevant entities, including the Ministry of Communications, the Council, the Israel Broadcasting Authority (IBA) and the Second Authority for Television and Radio for the purpose of reviewing and adapting the existing regulations that apply to the present world of broadcasting to the developing world of broadcasting, in an effort to create a standard, comprehensive set of regulations for both the existing and new world of broadcasts (including a recommendation on appropriate legislative amendments).  The team noted that the task force must continue to take into account possible changes in the distribution of revenues between the broadcasting entities and the new entities and the expansion of the range of broadcasting entities that will be subject to the new regulations.   The team further recommended that insofar as the new broadcasting entities continue to replace the regulated broadcasting entities (the team found that the replacement rate is still low), which will have a negative economic impact on the regulated  broadcasting entities even before the recommended regulations are adopted, the regulating entities should work for the adoption of urgent, temporary regulations to include temporary alleviations for the supervised entities and/or impose obligations tailored to the internet broadcasting entities.  At the date of this report, the Minister of Communications has yet to make a decision regarding these recommendations.

Implementation of these conclusions by the Ministry of Communications may have repercussions for regulating VOD services provided by DBS and may also affect the development of the transfer of video content over the internet.

DBS's opinion in this instance is forward-looking information, as defined in the Securities Law, based in part on the recommendations of the task force as published at this date.  There is no certainty that the Ministry of Communications will in fact implement these recommendations. This estimate may not materialize, or it may materialize in a manner that differs significantly from that anticipated, in part depending on the actual implementation of the recommendations and the content of the implemented regulations, if they are in fact implemented.

Section 5.6 – Marketing and distribution

Concerning the external marketers – in October 2011, DBS informed its external marketer on which it is partially dependent that it had violated the agreement with it and that it is canceling the agreement with it. At the date of this report, the external marketer disputes DBS's right to cancel the agreement. DBS is working to lessen any possible damage inherent in the termination of the agreement with the external marketer, stemming from the degree of dependence on it.

Section 5.12 – Human capital

Section 5.12.4 – concerning the third portion of the option warrants granted to the CEO of DBS – in September 2011, the Company's board of directors concluded that the changes in the holding structure of DBS will not affect the third portion of the options allocated to the CEO of DBS, and that they remain valid and may be exercised.  For further details concerning the board of directors' decision, see an Immediate Report issued by the Company on September 12, 2011, presented by way of reference.

Section 5.15 - Financing

Section 5.15.5B – in connection with the expansion of DBS’s debenture series (Series B) – in March 2011, after receiving approval from the banks and confirmation from the rating company that the rating of the expanded series would be ILA-, DBS implemented a private issue by way of an expansion of a series of debentures (Series B) in the amount of NIS 120 million, where half the proceeds of the issue will be used to repay long-term bank credit.

Further to legal position 104-15 of the Israel Securities Authority from October 30, 2011, following are stipulations and emphases, for the sake of good order, in connection with reportable credit:

Section 5.15.2 –

On the subject of a restriction on DBS in a financing agreement concerning undertaking liabilities from third parties – DBS may not undertake credit from a third party (excluding insignificant amounts under the specified conditions) without the consent of the banks.

Concerning a cross-default mechanism – it is stipulated that under the financing agreement, the violation of a significant commitment of debentures by DBS is construed as a material violation of a material agreement, and it therefore entitles the banks to immediately recall the bank credit. However, the banks may exercise this right only if the trustee has placed the debentures under immediate recall as a result of the aforementioned violation.

On the subject of the financial covenant concerning minimum debt service coverage ratio (DSCR) – the DCSR is measured between DBS's cash balances,7 plus DBS's surplus before financing,8 and the total principal repayments and interest payments.9  The covenant targets rise gradually until 2013, when the covenant targets for the dates December 31, 2010 and September 30, 2011 were equal to a minimum DSCR of 1 and 1.05 respectively. At December 31, 2010 and September 30, 2011 DBS was in compliance with this covenant (DSCRs were 1.106 and 1.49 respectively).

On the subject of the financial covenants concerning maximum and minimum suppliers credit – this covenant is measured according to the balance of the liabilities to suppliers and service providers presented in DBS's financial statements for the period commencing at the beginning of that calendar year and ending at the end of the measured quarter. The covenant target is that supplier’s credit shall be no less than NIS 300 million and no more than NIS 500 million.10  At December 31, 2010 and September 30, 2011, DBS was in compliance with this covenant (suppliers' credit was NIS 410 million and NIS 432 million, respectively).

Section 5.15.5 –

Regarding the restriction that applies to DBS according to trust deed A with respect to its right to register senior liens in favor of additional bearers of securities or to include them in existing liens – DBS retains this right as long as the ratio between the comprehensive debt of DBS11 (after the issuance of securities and taking the proceeds into account) at the end of the quarter preceding the issue and its EBITDA for the 12 months ending at the end of the last calendar quarter is no higher than 6.5.

Concerning the restriction that applies to DBS according to Trust Deed B, with respect to its right to record senior liens in favor of additional bearers of securities or to include them in existing liens – DBS retains this right as long as the ratio between the comprehensive debt of DBS12 (after the issuance of securities and taking the proceeds into account) at the end of the quarter preceding the issue and its EBITDA for the 12 months ending at the end of the last calendar quarter is no higher than 5.7.

Concerning the financial covenant that applies to DBS according to Trust Deed B – every quarter DBS must meet a maximum debt/ EBITDA ratio13 of 5.7. At December 31, 2010 and September 30, 2011, DBS was in compliance with this covenant (the debt / EBITDA ratios were 3.74 and 3.14, respectively).

Section 5.17 - Restrictions and supervision of the company

Section 5.17.5 – Despite the fact that in 2009 DBS's total investment in local productions exceeded 8% of its revenues from subscription fees, in February 2011 the Council informed DBS, among other things, that DBS had not complied with its obligation to invest in local production on the channels owned by external producers in 2009 or with its obligation to invest in local productions for infants, children and youth in 2009. The Council notified DBS that it had to compensate for the shortfalls of 2009 in 2011-2012 and in some categories also in 2013. DBS disputes some of the determinations of the Council, and it has contacted the Council in an attempt to change its decision regarding the interpretation of Section 17A(b) of the Communications Regulations, stipulating that at least 50% of DBS' total investments in local productions must be in local productions that are broadcast on channels that it does not produce ("external channels"), as the Council is of the opinion that investments in productions broadcast on external channels that were produced with DBS' involvement should not be recognized.

7	Cash, deposits, and available-for-sale securities as they are at the end of the quarter according to DBS's financial statements, plus the unutilized balance of the short-term bank credit limit.

8
The total amount of net cash resulting from DBS's on-going operations over the last four quarters, net of the total amount of cash (net) used for investment activity during those four quarters according to the cash flow reports included in DBS's financial statements.

9	The total amount to be repaid in the four quarters subsequent to the quarter under review, against the long-term bank credit and against the debentures (Series A) and (Series B).

10
Concerning the maximum target, credit from suppliers who are interested parties in the amount of up to NIS 100 million shall not be taken into account as long as the credit form suppliers who are not interested parties is no more than NIS 500 million.

11
The comprehensive debt is defined in Trust Deed A: DBS's debts that are guaranteed in a senior lien, for an unlimited amount, on all DBS's assets, pari passu with the collateral that DBS created in favor of the holders of debentures (Series A).

12
The comprehensive debt is defined in Trust Deed B: DBS's debts guaranteed by a senior lien, for an unlimited amount, on all the debts of DBS, pari passu with the collateral that DBS created in favor of the holders of debentures (Series A), net of cash amounts and monetary deposits available to DBS.

13
The ratio between the comprehensive debt (as defined in footnote 12) and EBITDA of DBS (total operating profit from ordinary operations, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary non-recurring expenses) for the 12 months ending in the relevant quarter.

On November 3, 2011, DBS received a Council decision from October 27, 2011, stating that to comply with the provisions of the section, DBS must ensure that there is no interest in productions broadcast on external channels; that the Council intends to instruct DBS to double its investment in external channels relative to shortfalls in this category during the period 2007-2009, and that it intends to recommend that the Minister of Communications should forfeit the guarantee deposited by DBS by virtue of its license.  (DBS is unaware of the amount of the guarantee it will loose.)  DBS intends to ask the Council to reconsider this decision. If the Council does not change its decision, there will be shortfalls in this category in 2010 and 2011 as well, and DBS will have to adjust the mix of its local productions and the manner in which they are ordered for coming years.

DBS's assessment of the shortfalls, the change in the said mix and the aforementioned sanctions is forward-looking information, as defined in the Securities Law. This forward-looking information is based on the Council's current decision and subject to the Council's decision after hearing DBS, and also, with the respect to the guarantee, to the Minister of Communications' decision. This estimate may materialize or may materialize in a manner that differs significantly from that anticipated, depending on the Council's decision and the decision of the Minister of Communications, if they are accepted.

In October 2011, the Council informed DBS that as of 2012 its revenues from subscription fees, which form a basis for calculating the obligation for original productions, would be considered as including any payments paid by its subscribers to receive their broadcasts and acceptance of their services, including revenues from terminal equipment and the installation of such equipment, and this despite the fact that according to the policy implemented by the Council to date with respect to the inclusion of revenues from terminal equipment for calculating the obligation to make original productions was conditional on a mechanism based on the profitability of this revenue component, and in previous years revenues from terminal equipment and its installation were not included in the basis for calculating original Israeli productions. DBS disputes this decision and has sent its response on the subject to the Council. DBS is of the opinion that should the Council implement this new policy, DBS will have to significantly increase its annual investment in locally produced programs from 2012 onwards.

These estimates by DBS regarding the size of the annual investment are forward-looking information, as defined in the Securities Regulations, based in part on the Council's current announcement which is still subject to hearing DBS. There is no certainty that the Council will in fact implement this position or that the policy implemented will be identical to the one that DBS was informed of.  This estimate may not materialize, or it may materialize differently from that anticipated, in part depending on the policy that the Council actually implements, on the Company's actual revenues, and on the obligatory rates of local productions out of DBS's total revenues from subscription fees defined in respect of 2012 onwards.

Terminal equipment

In March 2011 the Ministry of National Infrastructures published draft Energy Resource Regulations (Maximum Electrical Output in an Active Standby Situation of a Digital Set-Top Box for the Receipt of Television Broadcasts), 5771-2011 designed to regulate the maximum output of digital set-top boxes in an active standby situation. To the best of DBS's knowledge, this draft has not yet been discussed by the Knesset Economics Committee and at this time, the Ministry of National Infrastructures is making changes in it prior to tabling it for discussion. Preliminary tests conducted by DBS indicate that the further the original version of the draft regulations progresses toward binding legislation, the more adverse could be its effect on DBS's ability to continue using some of the decoders which its subscribers are currently using, and on its ability to import the decoders that require greater electric output than the maximum prescribed in the draft regulations.  DBS has asked the Ministry of National Infrastructures to amend the wording of the draft regulations so as to minimize these possible effects wherever possible.

DBS's estimate is forward looking information as defined in the Securities Law, based, inter alia, on the current wording of the draft regulations. There is no certainty that this draft will become binding legislation or that the wording of this legislation, if and when it is passed, will be identical to the wording of the above-mentioned published draft. This estimate might not be realized or might be realized in a manner materially different from expectations, inter alia, depending on the wording of the legislation if and when it is passed.

In July 2011, the Council chair informed DBS that he intends to recommend that the Council consider amending DBS' broadcasting license such that the deposit that subscribers are required to make for borrowing an HD or PVR decoder will be limited to the cost of the purchase of the decoder lent to the subscriber (eliminating an alleviation that was given to DBS in the past regarding these advanced decoders).  In August 2011, the Council chair informed DBS, inter alia, that he intends to recommend that the Council amends the subscription agreement such that in order to borrow used terminal equipment, an amount will be deposited that is no more than its depreciated cost. DBS has been summoned to respond to these recommendations, and it intends to present its objections to the Council.  DBS is of the opinion that insofar as these recommendations are implemented, its revenues will be severely reduced.

This opinion is forward-looking information, as defined in the Securities Law, based, in part, on the aforesaid announcements by the Council, that are still subject to a hearing with DBS, and there is no certainty that these announcements will in fact be adopted and implemented by the Council.  This estimate may not materialize, or it may materialize in a manner that differs significantly from that anticipated, in part depending on the decisions that are actually made, if they are made, by the Council.

Section 5.18 – Significant agreements

Section 5.18.1 – on September 19, 2011, Spacecom published an Immediate Report concerning a malfunction in the accumulator of the Amos 3 satellite. According to an Immediate Report published by Spacecom, the voltage in the battery dropped during an "eclipse period" (a regular, cyclical phenomenon that occurs twice a year, for a period of 42 days each time, during which the satellite and the solar panels that supply it with electrical energy are hidden from the sun during the day), probably due to a fault in one of the battery cells.  As a result, Spacecom announced that to reduce the load on the accumulator during the eclipse period, it intends not to operate up to two transponders during this period.  Spacecom further noted that in its opinion and the opinion of the satellite manufacturer, this operations plan will facilitate proper function of the satellite, although it commented that there is no certainty that this plan will suffice, and Spacecom may be required to take further operational measures.  Close to the date of this report, Spacecom informed DBS that the decision not to operate these transponders is unlikely to affect the service that DBS receives from Spacecom.

This opinion is forward-looking information, as defined in the Securities Law, based in part on Spacecom's publications regarding the fault and its repercussions and on the materialization of Spacecom's estimates as submitted to DBS. Consequently, this opinion may not materialize, or may materialize in a manner different from that anticipated, in part depending on technical and operating conditions relating to the satellite and the malfunction, as well as on other operational or other measures, insofar as they are taken by Spacecom.

Section 5.20 – Legal proceedings

Section 5.20.1 A – on October 6, 2011, DBS and Pace signed a compromise agreement with Eurocom Digital Communications Ltd., settling the disputes that had emerged between them, and according to which a new supply agreement took effect between DBS and Pace, in which, inter alia, Pace will supply DBS with a certain quantity of decoders free of charge.  Subsequent to the motion with consent that the parties filed with the district court for certification of the compromise agreement, on October 9, 2011 the court instructed that the claim and counterclaim be dismissed, as agreed by the parties.

Section 5.20.1 B – On July 21, 2011, a motion was filed at the Tel Aviv-Jaffa District Court to approve a settlement in which DBS will give anyone who was a subscriber during the period of the service disruptions and lived in communities in the north of Israel, as specified in the agreement, the following benefits:  Anyone who is currently a subscriber of DBS – 3 DVDBOX films or a package of channels of those listed in the settlement agreement, for 60 days; for anyone who is not a subscriber to DBS – to enroll in its services and be entitled to the aforesaid benefits or receive NIS 35. Under the settlement, the class action plaintiff will receive payment of NIS 200,000 and his attorneys will receive NIS 1,300,000.  On October 24, 2011, a hearing took place during which the court instructed the parties to submit notice concerning an amendment to the application to certify the compromise agreement so that in addition to advertising the notice for the public concerning submittal of the application for certification as a compromise settlement as specified in the agreement, members of the first group will also receive a message through DBS' messaging system to its subscribers. In addition, the dates on which the Attorney General must present his response were specified.

Section 5.20.1.C – on November 7, 2011, the Court resolved to strike out the proceeding due for want of prosecution.

Section 5.20.1D – On March 31, 2011 DBS filed its response to the motion for certification by refuting the applicant’s arguments and noted, inter alia, that it had adopted detailed procedures to comply with the provisions of the Consumer Protection Law; that it is in compliance with the obligation imposed on it to notify its customers when an offer ends; and that a specific fault had occurred in the private matter of the applicant which led to the fact that she was not identified by DBS's system as a customer approaching the end of her term of commitment. On April 14, 2011, the court approved an application filed by the parties for agreed withdrawal and dismissed the claim.

Section 5.20.1 F – on September 11, 2011, the parties filed an application to certify a compromise agreement they had signed on September 8, 2011, at the Tel Aviv-Jaffa District Court. Under the compromise agreement, and as defined in the agreement, during the period of the benefit, DBS will provide an additional 90 hours that are accompanied by subtitles and sign language.  It was also agreed that the application for certification will be amended so that it will apply up to the day on which the court approves the compromise agreement. It was also agreed that NIS 40,000 will be paid to the representative claimant as a special bonus, and the representative claimant's attorney will receive payment of NIS 324,800 (including VAT at the lawful rate) as his fee.  Subsequent to the court's decision, the parties filed an application to amend the application for certification, as defined in the compromise settlement, as well as a brief explanation of the quality of the benefit proposed in the settlement agreement, including the degree to which is corresponds with the format prescribed and approved in the compromise agreement in a separate proceeding in connection with inadequate subtitles and sign language during broadcasts by the Channel 2 concessionaires and the Channel 2 new company. On October 2, 2011, the court instructed that the application for approval be amended, and that the notices should be published in the press pursuant to the Class Action Law, 5766-2006.  The court also instructed the parties to send notice of the application to certify the compromise agreement to the Attorney General, the courts administration, and the Commissioner of Equal Rights for Persons with Disabilities.  The hearing for the application to certify the compromise agreement was set for January 22, 2012.

Section 5.20.1 – in March 2011 the CEO of DBS was investigated by the Consumer Protection Authority. To the best of DBS's knowledge, the investigation centers on suspicions of alleged violations by DBS of the Consumer Protection Law relating to arguments of deception and lack of disclosure in customer agreements. At the date of this report, DBS has not yet received an update regarding the results of the investigation.

November 9, 2011	/s/Shaul Elovitch /s/Avi Gabbay
Date	Bezeq - The Israel Telecommunication Corp. Ltd.

Names and titles of signatories:

Shaul Elovitch, Chairman of the Board of Directors

Avi Gabbay, Chief Executive Officer